UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 28, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Zosano Pharma Corporation

File No. 333-196983 - CF#31288

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Zosano Pharma Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the exhibits to a Form S-1 registration statement filed on June 24, 2014, as amended.

Based on representations by Zosano Pharma Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through June 23, 2017
Exhibit 10.4	through June 23, 2017
Exhibit 10.41	through December 10, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary